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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                    FORM 13-G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ROCKFORD CORPORATION
                                  COMMON STOCK
                             CUSIP NUMBER 77316P101


CUSIP No. 77316P101

     1)       Name of reporting person:
                   Dain Rauscher Corporation
              Tax Identification No:
                   41-1228350

     2)       Check the appropriate box if a member of a group:
                   a)       n/a
                   b)       n/a

     3)       SEC use only

     4)       Place of organization:
                   Minneapolis, Minnesota

Number of shares beneficially owned by each reporting person with:

     5)       Sole voting power: 939,104

     6)       Shared voting power:

     7)       Sole dispositive power: 939,104

     8)       Shared dispositive power:

     9)       Aggregate amount beneficially owned by each reporting person:
                   939,104

     10)      Check if the aggregate amount in row (9) excludes certain shares:
                   n/a

     11)      Percent of class represented by amount in row (9):
                   12.61%

     12)      Type of reporting person:
                   HC


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Item 1a)       Name of issuer:
                    Rockford Corporation


Item 1b)       Address of issuer's principal executive offices:
                    546 South Rockford Drive
                    Tempe, Arizona  85281

Item 2a)       Name of person filing:
                    Dain Rauscher Corporation

Item 2b)       Address of principal business office:
                    60 South Sixth Street
                    Minneapolis, Minnesota  55402

Item 2c)       Citizenship:
                    Minnesota Corporation

Item 2d)       Title of class of securities:
                    Common Stock

Item 2e)       CUSIP number: 77316P101

Item 3)        If this statement is filed pursuant to Rule 13d-1 (b), or
                    13d-2 (b), check whether the person is filing is a:

(a)     [ ]         Broker or dealer under Section 15 of the Act.
(b)     [ ]         Bank as defined in Section 3(a) (6) of the Act.
(c)     [ ]         Insurance Company as defined in Section 3 (a) (19) of the
                    Act.
(d)     [ ]         Investment Company registered under Section 8 of the
                    Investment Company Act.

(e)     [ ]         Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

(f)     [ ]         Employee Benefit Plan, Pension Fund which is subject to
                    ERISA of 1974 or Endowment Fund; see 240.13d-1(b) (ii) (F).

(g)     [X]         Parent holding company, in accordance with 240.13d-1(b) (ii)
                    (G).

(h)     [ ]         Group, in accordance with 240.13d-1 (b) (ii) (H).


Item 4)             Ownership:
(a)                      Amount beneficially owned:
                              939,104
(b)                      Percent of Class:
                              12.61%
(c)                      Number of shares as to which such person has:
                              (i)   sole power to vote or to direct the vote:
                                            939,104

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                              (ii)  shared power to vote or to direct the vote:
                                            0
                              (iii) sole power to dispose or to direct the
                                    disposition of:
                                            939,104
                              (iv) shared power to dispose or to direct the disposition of:
                                            0

Item 5)        Ownership of Five Percent or less of a class:
                    n/a

Item 6)        Ownership of more than Five Percent on behalf of another person:
                    n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                    Dain Rauscher Incorporated, a wholly-owned subsidiary of Dain Rauscher Corporation, and a broker-dealer registered under Section 15 of the Act.

Item 8)        Identification and classification of members of the group:
                    n/a

Item 9)        Notice of dissolution of group:
                    n/a

Item 10)       Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 20000
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Date



Signature

Daniel J. Collins, Senior Vice President, Dain Rauscher Incorporated
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